UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

SmartKem, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

83193D 104

(CUSIP Number)

Octopus Investments Limited

Octopus Titan VCT Plc

33 Holborn

London

EC1N 2HT, U.K.

Attention: Stephen Anderson

TEL: Stephen Anderson

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83193D 104

1.	NAME OF REPORTING PERSON Octopus Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,476,028 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,476,028 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,476,028 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)	The source of funds was working capital of Octopus Funds (as defined in footnote (2) below).
(2)

The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person is comprised of the following: (i) 6,429,932 shares held by Octopus Titan VCT Plc (the “Octopus Titan”); and (ii) 49,096 held by Octopus Investments Nominees Limited (the “Octopus Nominees”). Octopus Investments Limited (the “Octopus Investments”, together with Octopus Titan and Octopus Nominees, the “Octopus Funds”) is the sole manager of Octopus Titan and Octopus Nominees. By virtue of such relationship, Octopus Investments may be deemed to have voting and investment power with respect to the securities held by Octopus Titan and Octopus Nominees. Octopus Investments disclaims beneficial ownership of the shares of Common Stock held by Octopus Titan and Octopus Nominees except to the extent of its indirect pecuniary interest therein.

(3)

Percent of class calculated based on 25,437,000 shares of Common Stock outstanding as of February 23, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 24, 2021 (the “Form 8-K”).

CUSIP No.: 83193D 104

1.	NAME OF REPORTING PERSON Octopus Titan VCT Plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,429,932 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,429,932 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,429,932 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The source of funds was working capital of Octopus Funds.
(2)

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is directly held by Octopus Titan. Octopus Investments is the sole manager of Octopus Titan. By virtue of such relationship, Octopus Investments may be deemed to have voting and investment power with respect to the securities held by Octopus Titan. Octopus Investments disclaims beneficial ownership of the shares of Common Stock held by Octopus Titan except to the extent of its indirect pecuniary interest therein.

(3)	Percent of class calculated based on 25,437,000 shares of Common Stock outstanding as of February 23, 2021, as disclosed in the Form 8-K.

ITEM 1.	Security and Issuer.

The security to which this Schedule 13D relates is the common stock, $0.0001 par value per share (“Common Stock”), of SmartKem, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Manchester Technology Center, Hexagon Tower, Delaunays Road, Blackley, Manchester, M9 8GQ U.K.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f).

This Schedule 13D is being filed jointly by Octopus Investments Limited, a United Kingdom corporation (“Octopus Investments”), and Octopus Titan VCT Plc, a United Kingdom public limited company (“Octopus Titan”, together with Octopus Investments, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Octopus Investments Limited

Octopus Investments Limited is a United Kingdom private limited company whose principal business is to operate as a manager of certain public and private investment funds. The business address of Octopus Investments Limited is 33 Holborn, London, EC1N 2HT, U.K.

Octopus Titan VCT Plc

Octopus Titan VCT Plc is a United Kingdom public limited company whose principal business is to operate as a retail venture capital trust. The business address of Octopus Titan VCT Plc is 33 Holborn, London, EC1N 2HT, U.K. Octopus Investments Limited serves as the sole manager for Octopus Titan VCT Plc.

(d) and (e).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

ITEM 4.	Purpose of Transaction.

Purpose of the Transaction

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Plans or Proposals

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the securities reported herein for investment purposes.

ITEM 5.	Interest in Securities of the Issuer.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

(a)-(b) The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, beneficially owns any Common Stock or has the right to acquire any Common Stock.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stock which it may be deemed to beneficially own.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, has effected any transactions relating to the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

On February 23, 2021, Parasol Investments Corporation (“Parasol”) entered into a Share Exchange Agreement (the “Exchange Agreement”) with SmartKem Limited (“SmartKem”), a private company incorporated under the Laws of England and Wales, and the former shareholders of SmartKem. Pursuant to the Exchange Agreement, all of the equity interests in SmartKem, except certain “deferred shares” which had no economic or voting rights (“Deferred Shares”) and which were purchased by Parasol for an aggregate purchase price of $1.40, were exchanged for shares of common stock, par value $0.0001 per share (“common stock”), and SmartKem became the Parasol’s wholly owned subsidiary (the “Exchange”). The Exchange was consummated on February 23, 2021. As a result of the Exchange, Parasol acquired the business of SmartKem and continues the existing business operations of SmartKem as a public reporting company under the name SmartKem, Inc.

At the closing of the Exchange (the “Closing”), each SmartKem ordinary share issued and outstanding immediately prior to the Closing (other than the Deferred Shares) was exchanged for 0.0111907 of a share of common stock and each SmartKem A ordinary share issued and outstanding immediate prior to the Closing was exchanged for 0.0676668 of a share of common stock, with the maximum number of shares of common stock issuable to the former holders of SmartKem’s ordinary shares and A ordinary shares equal to 12,725,000.

Prior to the Exchange, Octopus Titan held convertible loan notes issued by SmartKem, which bore interest at a rate of 10% per annum and outstanding interest and principal on which was convertible into SmartKem’s A ordinary shares at a conversion price of $0.017031 per A ordinary share (“Convertible Loan Notes”). In January 2020, SmartKem issued an aggregate of 344,932,672 A ordinary shares to Octopus Titan for outstanding principal and interest on the Convertible Loan Notes. As a result of the Exchange, Octopus Titan received in consideration for SmartKem’s A ordinary shares 6,429,932 shares of Common Stock of the Issuer. As a result of the Exchange, Octopus Titan received in consideration for SmartKem’s A ordinary shares 6,429,932 shares of Common Stock of the Issuer.

Additionally, Octopus Nominees held certain convertible loan notes issued by SmartKem, outstanding interest and principal on which was convertible into SmartKem’s A ordinary shares in January 2020 with an issuance of an aggregate of 927,722 A ordinary shares to Octopus Nominees. As a result of the Exchange, Octopus Nominees received in consideration for SmartKem’s A ordinary shares 46,096 shares of Common Stock of the Issuer.

The shares of Common Stock beneficially owned by the Reporting Persons are subject to a registration rights agreement that Octopus Titan and other investors entered into in connection with the Exchange (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to promptly, but no later than 60 calendar days from the final closing of a certain private placement offering the Issuer conducted following the Closing on February 23, 2021 (the “Offering”), file, subject to customary exceptions, a registration statement with the SEC (the “Registration Statement”), covering, among others, the shares of common stock issued or issuable as a result of the Exchange (the “Registrable Shares”). The Issuer will use commercially reasonable efforts to cause such Registration Statement to be declared effective within 150 calendar days after the closing of the Offering. The Issuer must use commercially reasonable efforts to keep the Registration Statement effective for the earlier of (i) five years from the date it is declared effective by the SEC, (ii) the date on which all Registrable Shares have been transferred other than to certain enumerated permitted assignees under the Registration Rights Agreement, or (iii) the date on which no Registrable Securities are outstanding. The Registration Rights Agreement is included as Exhibit 99.2 to this Schedule 13D.

In connection with the Offering, Octopus Titan and certain related parties (the “Octopus Investors”) agreed to purchase $2.0 million of Issuer’s common stock on the same economic terms as the shares of common stock sold in the Offering subject to the satisfaction of certain U.K. related tax requirements (the “Octopus Share Purchase”). Under the terms of the agreement with the Octopus Investors (the “Octopus Letter Agreement”), the Octopus Share Purchase may not occur before July 1, 2021 or such date as is one year from the end of the last fiscal year of the Issuer. In the event that the Issuer does not change its fiscal year end from December 31, the Octopus Share Purchase could not occur until January 1, 2022, subject to the satisfaction of the other conditions set forth in the Octopus Letter Agreement. The Octopus Share Purchase is conditioned on, among other things, the requirement that the Issuer’s gross assets must be less than £15.0 million at the time of the purchase and less than £16.0 million after giving effect to the Octopus Share Purchase. In connection with the Octopus Share Purchase, the Issuer will enter into subscription documents (including a registration rights agreement) with the Octopus Investors containing substantially the same terms as the subscription documents entered into by investors in the Offering (subject to mutually agreed changes and certain provisions required by U.K. tax requirements). Consequently, no assurance can be given that the Octopus Share Purchase will be consummated or as to the timing thereof. The Octopus Letter Agreement is included as Exhibit 99.3 to this Schedule 13D.

Simon King, one of the partners at Octopus Investments Limited, is a member of the Issuer’s board of directors.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
Exhibit 99.1	Joint Filing Agreement, dated as of March 5, 2020, by and among Octopus Investments Limited and Octopus Titan VCT Plc.

Exhibit 99.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 24, 2021).

Exhibit 99.3	Letter Agreement, dated as of February 23, 2021, among SmartKem, Inc. and Octopus Titan VCT plc and certain related parties (incorporated by reference to Exhibit 10.18 to the Issuer’s Current Report on Form 8-K filed on February 24, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2021

OCTOPUS INVESTMENTS LIMITED

/s/ Zoe Chambers
Name: Zoe Chambers
Title: Principal

Dated: March 5, 2021

OCTOPUS TITAN VCT PLC

BY: OCTOPUS INVESTMENTS LIMITED, ITS SOLE MANAGER

/s/ Zoe Chambers
Name: Zoe Chambers
Title: Principal